1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

June 5, 2009

VIA EDGAR

Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Brion Thompson, Esq.

Re:	Insured Municipal Income Fund Inc. (the “Fund”)
SEC File No. 811-07528

Dear Mr. Thompson:

This letter responds to comments that you provided to Julien Bourgeois of Dechert LLP in a telephonic discussion on May 20, 2009, with respect to the Fund’s preliminary proxy statement filed on May 15, 2009 (“Preliminary Proxy Statement”). We have reproduced your comments below, followed by our responses.

1.
Comment: In the section captioned “Information about nominee ownership of fund shares” on page 7 of the Preliminary Proxy Statement, please include a reference to the section captioned “Additional information about the Board” on page 27 of the Preliminary Proxy Statement, which includes additional information about the nominees.

Response : We have incorporated your comment. The requested disclosure has been provided (the cross-referenced language page now appears on 28 of the definitive proxy statement).

2.
Comment: In the section captioned “Discussion of changes to expenses” on page 12 of the Preliminary Proxy Statement, pursuant to Item 22(a)(3)(iv) of Schedule 14A we believe that the disclosure should include a table showing the current and pro forma fees of the Fund as a result of the payment by the Fund of compensation for a director who is an interested person of the Fund for reasons other than his affiliation with UBS Global AM under the Proposed Contract.

Response: The increase in expenses associated with the Fund’s payment of compensation for a director who is an interested person of the Fund for reasons other than his affiliation with UBS Global AM would be immaterial from a disclosure standpoint because it amounts to less than 1 basis point of the Fund’s average daily net assets on an annual basis. We believe that adding the requested tables could be confusing and misleading to the reader Also, we respectfully note that Instruction 1 to Item 22(a)(3)(iv) of Schedule 14A provides that for certain actions “...which have the effect of increasing fees or expenses, but [which] for any other reason would not be reflected in a pro forma fee table, describe the likely effect of the change in lieu of providing pro forma fee information.” We believe that this instruction provides guidance applicable to the current proposal. Thus, we have added narrative disclosure describing the likely effect of the proposal in lieu of providing fee tables.

3.
Comment: In the section captioned “Discussion of changes to amendment of this agreement” on page 12 of the Preliminary Proxy Statement, please provide examples of circumstances under which the Fund would be permitted to amend its investment advisory contract without shareholder approval, and circumstances under which the Fund would be permitted to terminate its investment advisory contract and replace it with a new contract without shareholder approval.

Response: We have incorporated your comment. The requested disclosure has been provided.

4.
Comment: In the section captioned “Proposed changes to investment policy” on page 16 of the Preliminary Proxy Statement, please include a definition of the term “investment grade by Moody’s or S&P” in the narrative discussion of the proposal.

Response: We have incorporated your comment. The requested disclosure has been provided.

5.
Comment: In the section captioned “Reasons for these changes” on page 17 of the Preliminary Proxy Statement, please consider whether investments in municipal obligations that are insured by insurers with a lower-rated claims paying ability could create additional risks if a claim were made against such insurers and, if so, include corresponding risk disclosure.

Response: We have incorporated your comment. The requested disclosure has been provided.

6.	Comment: Please include standard Tandy representation language.

Response: The Fund agrees to make the following representations:

•
the Fund is responsible for the adequacy and accuracy of the disclosure in the Fund’s definitive proxy statement, form of proxy, and other soliciting material (“Proxy Materials”) filed under the Securities Exchange Act of 1934;

•
the comments of the Securities and Exchange Commission (“SEC”) or its staff or changes to disclosure in response to comments on the Proxy Materials reviewed by the staff do not foreclose the SEC from taking any action with respect to the materials; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

* * * *

Should you have any questions or comments, please contact the undersigned at 202.261.3451.

Sincerely,

/s/ Julien Bourgeois

cc:	Keith A. Weller – Vice President and Assistant Secretary of the Fund
Jack W. Murphy – Dechert LLP

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